UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13D-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(a)
(AMENDMENT NO. 4) 1

UNITED AMERICAN HEALTHCARE CORPORATION

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

90934C105

(CUSIP Number)

Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, New York 10019
(212) 247-0581

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

June 23, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note.Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90934C105	Page 2 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Strategic Turnaround Equity Partners, LP (Cayman) 98-0498777
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 464,579
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 464,579
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,579 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.71% (1)
14		TYPE OF REPORTING PERSON PN

(1)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2009 in the Company’s Form 10-Q as of March 31, 2009, and filed with the Securities and Exchange Commission on May 7, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 90934C105	Page 3 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Galloway Capital Management, LLC N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 464,579
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 464,579
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 464,579 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.71% (1)
14		TYPE OF REPORTING PERSON OO

(1)
On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2009 in the Company’s Form 10-Q as of March 31, 2009, and filed with the Securities and Exchange Commission on May 7, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 90934C105	Page 4 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Gary L. Herman N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,400 (1)
	8	SHARED VOTING POWER 464,579
	9	SOLE DISPOSITIVE POWER 5,400 (1)
	10	SHARED DISPOSITIVE POWER 464,579
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 469,979 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.78% (2)
14		TYPE OF REPORTING PERSON IN

(1)	This includes 1,050 shares of Common Stock held by FBR, Inc., an entity which Mr. Herman has investment and voting discretion.
(2)	On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2009 in the Company’s Form 10-Q as of March 31, 2009, and filed with the Securities and Exchange Commission on May 7, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 90934C105	Page 5 of 14 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bruce Galloway N/A
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS * N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 268,153 (1)
	8	SHARED VOTING POWER 464,579
	9	SOLE DISPOSITIVE POWER 268,153 (1)
	10	SHARED DISPOSITIVE POWER 464,579
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 732,732 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.00% (2)
14		TYPE OF REPORTING PERSON IN

(1)
This includes 216,984 shares of common stock held by the Bruce Galloway, IRA, 20,775 shares of Common Stock owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 shares of Common Stock owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose, 2,930 by RexonGalloway Capital Growth, LLC for which Mr. Galloway retains investment and voting discretion, and 12,692 shares of Common stock held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.

(2)	On the basis of 8,137,903 shares of Common Stock reported by the Company to be issued and outstanding as of May 1, 2009 in the Company’s Form 10-Q as of March 31, 2009, and filed with the Securities and Exchange Commission on May 7, 2009.

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is the common stock, no par value, (the “Common Stock”) of United American Healthcare Corporation, a Michigan corporation, (the “Company”). The principal executive offices of the Company are located at 300 River Place, Ste 4950, Detroit, MI 48207.

Item 2.	Identity and Background.

This statement is being filed jointly by Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC, Bruce Galloway and Gary L. Herman (collectively, the “Reporting Persons”).

Strategic Turnaround Equity Partners, LP (Cayman), is a Delaware limited liability partnership and is a fund focused on investing primarily in undervalued public equities.  Galloway Capital Management, LLC is a Delaware limited liability company principally engaged in serving as the general partner of Strategic Turnaround Equity Partners, LP (Cayman). Gary L. Herman and Bruce Galloway are citizens of the United States, managing members of Galloway Capital Management LLC and Mr. Galloway is a holder of the majority of the membership interests in Galloway Capital Management, LLC, and is a holder of approximately 20% of the partnership interests in Strategic Turnaround Equity Partners, LP (Cayman)

The name and positions of the executive officers and directors of each of the Reporting Persons are set forth below.  Other than as listed in Item 5 of this Report, each executive officer and director listed below disclaims beneficial ownership of the shares of Common Stock beneficially owned by the Reporting Persons.

Strategic Turnaround Equity Partners, LP (Cayman)	Cayman Islands limited partnership General Partner – Galloway Capital Management, LLC
Galloway Capital Management LLC	Delaware limited liability company Managing Member – Gary L. Herman Managing Member – Bruce Galloway
Bruce Galloway
Citizenship - United States
Managing Member - Galloway Capital Management LLC
Managing Member of the general partner and holder of  approximately 20% of the membership interests- Strategic Turnaround Equity Partners, L.P. (Cayman)

Gary L. Herman	Citizenship - United States Managing Member - Galloway Capital Management, LLC Managing Member of general partner of Strategic Turnaround Equity Partners, LP (Cayman)

The address of the principal business office of Strategic Turnaround Equity Partners, LP (Cayman), Galloway Capital Management, LLC, Bruce Galloway and Gary Herman is 720 Fifth Avenue, 10th Floor, New York, New York 10019.

During the last five years, neither the Reporting Persons nor any executive officer or director of the Reporting Persons have (i) been convicted in any criminal proceeding or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The shares of Common Stock owned directly and indirectly by the Reporting Persons that were purchased with working capital and personal investment capital of the Reporting Persons.

Item 4.	Purpose of Transaction.

All of the shares of Common Stock reported herein were acquired for investment purposes.
The  Reporting  Persons  purchased the Shares based on the Reporting Persons'  belief  that  the  Shares,   when  purchased,   were  undervalued  and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the op market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in  subparagraphs  (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions  discussed above.  The Reporting Persons intend to review their investment in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer.  Depending on various factors  including,  without  limitation,  the Issuer's  financial  position and investment  strategy,  the  price  levels  of  the  Shares,  conditions  in  the securities markets and general economic and industry conditions,  The Reporting Persons may in the future take such  actions with  respect to its  investment  in the Issuer as it deems  appropriate  including,  without  limitation,  seeking additional Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional Shares, selling some or all of its Shares,  engaging in short selling of or any hedging or similar  transaction with respect to the Shares or changing its intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

Strategic Turnaround Equity Partners, LP (Cayman) is deemed to be the direct beneficial owner of 464,579 shares of Common Stock, which represents approximately 5.71% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2009.  Strategic Turnaround Equity Partners, LP (Cayman) has shared voting and disposition power with respect to all of such shares.

Galloway Capital Management, LLC is deemed to be the indirect beneficial owner of 464,579 shares of Common Stock which represents approximately 5.71% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2009. Galloway Capital Management, LLC has shared voting and disposition power with respect to all of such shares.

Bruce Galloway is deemed to be the beneficial owner of 732,732 shares of Common Stock which represents approximately 9.00% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2009.   Bruce Galloway is deemed to be the indirect beneficial owner of 464,579 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, LP (Cayman), which he has shared voting and disposition power. Bruce Galloway has shared voting and disposition power with respect to such shares. In addition, Bruce Galloway has sole voting and disposition power with respect to 268,153 shares of Common Stock.   Of the total 216,984 shares of common stock directly reported by Mr. Galloway, 20,775 shares of Common Stock are owned by Mr. Galloway’s son for which Mr. Galloway has the power to vote and dispose, 15,050 shares of Common Stock are owned by Mr. Galloway’s daughter for which Mr. Galloway has the power to vote and dispose, 29430 shares of Common Stock are held by RexonGalloway Capital Growth, LLC an investment company in which Mr. Galloway is a member ("RexonGalloway") and for which Mr. Galloway retains investment and voting discretion, and 12,692 shares of Common Stock held by Jacombs Investments, Inc. for which Mr. Galloway retains investment and voting discretion.

Gary Herman  is deemed to be the beneficial owner of 469,979 shares of Common Stock which represents approximately 5.78% of the number of shares of Common Stock stated to be outstanding by the Company in its Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on May 7, 2009.   Gary Herman  is deemed to be the indirect beneficial owner of 464,579 shares of Common Stock owned directly by Strategic Turnaround Equity Partners, LP (Cayman), which he has shared voting and disposition power. Gary Herman has shared voting and disposition power with respect to such shares. In addition, Gary Herman has sole voting and disposition power with respect to 5,400 shares of Common Stock.   Of the total of 5,400 shares of common stock directly reported by Mr. Herman, 4,350 shares are directly beneficially owned by Mr. Herman and 1,050 are held by FBR, Inc. of which Mr. Herman has investment and voting discretion.

Each of Galloway Capital Management, LLC, Bruce Galloway and Gary L. Herman disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by Strategic Turnaround Equity Partners, LP (Cayman) (except for (i) the indirect interest of Galloway Capital Management LLC by virtue of being the general partner of Strategic Turnaround Equity Partners, LP (Cayman), (ii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being members of Galloway Capital Management, LLC, and (iii) the indirect interests of Bruce Galloway and Gary L. Herman by virtue of being limited partners of Strategic Turnaround Equity Partners, LP (Cayman).  Galloway Capital Management LLC, Gary L. Herman and Bruce Galloway have shared power to direct the vote and shared power to direct the disposition of these shares of Common Stock.

(c)

Other than as set forth in this Report, the Reporting Persons and the executive officers and directors listed in Item 2 have not effected any transactions in the shares of the Company’s equity securities within the past 60 days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With the Issuer.

Except for the joint filing agreement attached hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons named in Item 2 hereof and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement

Exhibit B:	Letter to the Company

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Strategic Turnaround Equity Partners, LP (Cayman)

Date: June 23, 2009	By:	/s/ Gary Herman

Name: Gary Herman Title: Managing Member of Galloway Capital Management LLC, the General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC

Date: June 23, 2009	By:	/s/ Bruce Galloway

Name: Bruce Galloway Title: Managing Member

Date: June 23, 2009	/s/ Gary L. Herman
Gary L. Herman

Date: June 23, 2009	/s/ Bruce Galloway
Bruce Galloway

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention.  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each other undersigned parties hereby agree to file jointly this Schedule 13D (including any amendments thereto) with respect to the Common Stock of. United American Healthcare Corporation.   It is understood and agreed that each of the parties hereto is responsible for the timely filing of this Schedule 13D and any amendments thereto, and for the completeness and accuracy of information concerning another party unless such party knows or has reason to believe that such information is inaccurate.

It is understood and agreed that a copy of this agreement shall be attached as an exhibit to Schedule 13D, and any amendments thereto, filed on behalf of the parties hereto.

Dated:  June 23, 2009

Strategic Turnaround Equity Partners, LP  (Cayman)

By:  /s/ Gary Herman

Name: Gary Herman
Title: Managing Member of Galloway Capital Management, LLC
the General Partner of Strategic Turnaround Equity Partners, LP (Cayman)

Galloway Capital Management, LLC

By:  /s/ Bruce Galloway

Name: Bruce Galloway
Title:  Managing Member

/s/ Bruce Galloway

Bruce Galloway

/s/ Gary Herman

Gary Herman

EXHIBIT B

LETTER TO THE COMPANY

Strategic Turnaround Equity Partners, LP (Cayman)
c/o Galloway Capital Management, LLC
720 Fifth Avenue, 10th Floor
New York, NY 10019

June 23, 2009

VIA EMAIL, FACSIMILE
AND OVERNIGHT MAIL

William Brooks, Chief Executive Officer
United American Healthcare Corporation
300 River Place, Suite 4950
Detroit, MI 48207

Stephen Harris, Chief Financial Officer
United American Healthcare Corporation
300 River Place, Suite 4950
Detroit, MI 48207

Thomas Goss, Non-Executive Chairman
United American Healthcare Corporation
300 River Place, Suite 4950
Detroit, MI 48207

Dear Mssrs. Brooks, Harris and Goss:

As you know, our fund Strategic Turnaround Equity Partners, LP (Cayman) and its affiliates (“STEP”) are significant shareholders of United American Healthcare Corporation (the “Company” or “UAHC”).  For over a year we have expressed our concerns to you on the direction and financial health of the Company.

While we have been supportive of management’s efforts in the past, this has now changed.  We cannot continue to support a management team and certain board members who we believe continue to act in a manner which is self serving and not in the best interests of the shareholders.   As we previously stated, your 10Q for the third quarter filed on May 7, 2009 stated a loss of almost $3 million. Yet based on this and your cost structure, management has not presented a plan to shareholders to reduce the corporate overhead and expenses to preserve the Company’s primary asset, ITS CASH.  Based on publicly available information, from June 30, 2008 to March 31, 2009 cash and marketable securities has declined by 20%.  It is evident that management owns very little stock and they lack the incentive and willpower to take the necessary steps to reduce the overheard costs.

Since April 2008 when management announced it was unsuccessful in being awarded the contracts for the East Grand and West Grand regions of Tennessee, contracts it had for more than 14 years, the Company has produced lackluster results both operationally and financially.  Management has not released a plan to shareholders articulating the preservation of the Company’s assets and increasing shareholder value.  Further, management has continued to burn precious cash, all this while continuing to receive lucrative compensation packages and bonuses.  Last year when the Company generated a loss of over $4 million and a significant decline in market capitalization, the Board even awarded you performance bonuses.  In 2008 Mssrs. Brooks and Harris made in salary and bonus $470,000 and $274,000, respectively.  To add insult to injury, this same Board even authorized retention bonuses, again, to the detriment of the shareholders.

Finally the Medicare Advantage Special Needs Program has been an absolute disaster.
At a meeting around October 2007 attended by one of our representatives, management stated that they expected too start out in January 2008 with at least 1,000 members and by the end 2008 be at 4,500 members.  As of May 2009 on a year-over year basis this program had a decline in enrollees from 859 to 647 participants.  These numbers are significantly lower than the target numbers which you led the investment public to believe could be attained, and which would be the “growth driver” for the Company.

We continue to be deeply troubled by the overhead cost structure and expenses of the Company including the contingent liabilities which are comprised of significant compensation packages including retention and change of control bonuses to Messrs. Brooks and Harris.  Their “leadership” has contributed to a significant erosion in shareholder value.

The shareholders of UAHC are entitled to accountability and a sensible, reasonable use of the Company's assets.  The Company's coffers are not a “candy store" for the benefit of a handful of individuals.  Management needs to be proactive and take steps to reduce corporate overhead and expenses to preserve its capital.

One of our representatives was shocked to see luxurious corporate offices of approximately 4,000 sq. ft and only 4 employees Including 2 executive assistants), which included a significant art collection adorning the walls.

The President of the United States has called upon corporate America to re-examine executive compensation and adjust it so that it is commensurate with the services and responsibilities of the executives as well as the value of which they are creating for their shareholders.  In our opinion, management is not taking the necessary steps to properly address this issue.  We insist immediately that management formulate a plan to be articulated to the shareholders on how they are going to reduce the cash burn.  This plan should include the following:

•	A reduction of all salaries by at least 30%;
•	A freeze on all bonuses;
•	A clawback on all bonuses issued since last year;
•	A reduction of all expenses, including office space;

•
A re-examination of all compensation packages, particularly in light of the current economy, the level of business at the Company and changes facing corporate America, particularly in the area of executive compensation.

•	An Austerity Plan and Budget to be prepared immediately by the Chief Financial Officer with the assistance of the Finance & Audit Committee.

Your failure to take these steps immediately we believe amounts to a significant breach of your duties as executives of a public company.  In the case of Mr. Harris, we must seriously question his abilities and oversight as the Chief Financial Officer and Chief Accounting Officer of the Company.

Furthermore, several months ago, Bruce Galloway instructed management that in an effort to preserve cash he would no longer accept cash board fees.  We strongly suggest that other members of the Board follow his leadership and do the same immediately.

We continue to be very concerned that the members of the Board that approved these compensation packages and do not take the necessary steps to reverse these decisions, as well as the recipients of this compensation face potential liability for what we believe are self serving benefits and dealings.

As such, this letter should be considered our due notice that we will not support the current management and certain members of the Board.  We will take all necessary steps to preserve the value of the shares of UAHC and hold management and the Board accountable for past actions and continuing inaction.

Very truly yours,

STRATEGIC TURNAROND EQUITY PARTNERS, LP (Cayman)
By:  Galloway Capital Management, LLC (General Partner)

By:  /s/ Gary Herman

Gary Herman
Managing Member

cc:           Thomas P. Fleming, Esq. (via email)
Olshan Grundman Frome Rosenzweig & Wolosky, LLP

Bruce R. Galloway (via email)
Ronald E. Hall (via email)
Emmett S. Moten (via email)
Richard M. Brown, D.O. (via email)
Darrel W. Francis (via email)
Stephen D. Harris (via email)
Alex Parrish, Esq. (via email)